[LETTERHEAD OF KEEFE, BRUYETTE & WOODS, INC.]

May 10, 2018

Via Edgar

Securities and Exchange Commission
100 F Street, NE
Washington, D.C.  20549

Re:            Mid-Southern Bancorp Inc., Salem, Indiana
              Registration Statement on Form S-1 (Commission File No. 333-223875)
              Request for Acceleration of Effectiveness

Ladies and Gentlemen:

In accordance with Rule 461 of the Rules and Regulations of the Securities and Exchange Commission promulgated under the Securities Act of 1933, as amended, we hereby join Mid-Southern Bancorp, Inc. in requesting the above-referenced Registration Statement on Form S-1 be declared effective at 11:00 a.m. on Monday, May 14, 2018, or as soon thereafter as practicable.

Very truly yours,

Keefe, Bruyette & Woods, Inc.

/s/Harold T. Hanley
Name: Harold T. Hanley
Title: Managing Director